Notice of Exempt Solicitation

Name of Registrant: Eli Lilly and Company

Name of Person Relying on Exemption: SEIU Benefit Plans Master Trust
Address of Person Relying on Exemption: 1800 Massachusetts Avenue, NW, Washington, DC 20036

April 20, 2023

Dear Fellow Eli Lilly Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess those risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

Eli Lilly and Company (“Lilly” or the “Company”) shareholders can call for greater disclosure of Lilly’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 1, 2023. Item #7 on Lilly’s proxy card, “Proposal to Publish an Annual Report Disclosing Lobbying Activities” (the “Proposal”), asks Lilly to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision-making process for making those payments.

Lilly claims that it “already provides shareholders with extensive disclosures regarding the company’s direct and indirect lobbying activities and expenditures, and information necessary to assess the consistency of the company’s lobbying activities with its expressed goals through existing disclosures.”1 But Lilly falls short on disclosure of state, foreign, and some indirect lobbying information the Proposal requests, which prevents shareholders from seeing the complete picture of Lilly’s policy influence activities.

First, Lilly’s disclosure of its state lobbying on its Political Participation Website2 suffers from several major deficiencies. Not all states require disclosure of lobbying payments, and Lilly does not provide any disclosure regarding activities in such states. Lilly’s state lobbying potentially appears in more than fifty different places, since Lilly merely links to websites containing state lobbying filings (and some states maintain separate sites for legislative and executive branch lobbying).

Each website requires users to search for the company of interest, and there is no way to know up front whether Lilly has even lobbied in a particular state. Each of these state sites must be rechecked periodically to update information. Twenty-two state registries do not provide the amounts spent on lobbying, of which the Proposal requests disclosure. What’s more, some of Lilly’s information is not reliable: Delaware’s provides inconsistent information; broken links or publicly inaccessible websites prevent shareholders from using Lilly’s data to gather information about lobbying in five states; and Montana’s site does not produce results when it is searched using the search instructions Lilly provides.3 This unwieldy assemblage of links, some inoperative. cannot reasonably be characterized as implementing the Proposal’s request for a report disclosing expenditures for state lobbying.

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1 Definitive Proxy Statement, at 92.

2 https://www.lilly.com/policies-reports/public-policy-political-participation

3 assets.ctfassets.net/srys4ukjcerm/G4lsb0i4D66TnFcSIwG1l/46dec82a9ea000317092047554c52c3c/Lilly_State_Lobbyist_Activity_2022.pdf

2

Lilly does not even provide a link to lobbying disclosures for Puerto Rico, where one of Lilly’s “[m]ajor production sites”4 is located. As of 2018, a Lilly subsidiary made Humalog , its fifth highest-selling medicine,5 in Puerto Rico.6 Lilly is listed as a lobbying client on the Puerto Rico executive branch and Senate registries.7 The Alliance for Biopharmaceutical Competitiveness and Innovation (ABCI), which consists of Eli Lilly and 8 other “U.S.-headquartered companies,”8 has reported lobbying on Puerto Rico tax incentives, creditability of Puerto Rico excise taxes, repatriation of intellectual property, and treatment of income and capital investments under US and PR tax laws.9 Eli Lilly has directly lobbied the US Senate and House of Representatives on “Puerto Rico tax issues” over the past 12 consecutive quarters.10

In its most recent 10-K, Lilly disclosed to investors that it has “a subsidiary operating in Puerto Rico under a tax incentive grant effective through the end of 2031, which was amended in 2022 to apply the alternate tax regime established by recently enacted Puerto Rico legislation starting in 2023.”11 The newly-enacted legislation referenced by Lilly in its 10-K overlaps with the issues on which ABCI reported lobbying in its federal filings, as it allows “companies to replace 4% excise tax on foreign corporations with new, possibly creditable, tax on industrial development income,” according to an Ernst & Young tax alert.12 Given Puerto Rico’s seeming importance to Lilly, the omission of Puerto Rico from Lilly’s page of links—as difficult to use as it is—is problematic.

Second, Lilly’s disclosures include no information on lobbying done outside the United States, which can create risks relating to the Foreign Corrupt Practices Act (“FCPA”).13 In 2012, Lilly settled SEC charges that it violated the FCPA by making improper payments to government officials in Russia, China, Brazil and Poland.14

Finally, bringing down U.S. drug prices, which are the highest in the world, is a goal supported by large majorities of both Democrats and Republicans.15 For that reason, pharmaceutical companies may seek less visible avenues of influence over public policy related to pricing. In addition to lobbying through trade associations, Lilly appears to engage in indirect lobbying through its relationships with groups that present themselves as patient advocacy organizations.16 These relationships are not disclosed on the Political Participation Website.

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4 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947823000082/lly-20221231.htm, at 34.

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947823000082/lly-20221231.htm, at 46.

6 https://www.federalregister.gov/documents/2018/05/18/2018-10646/foreign-trade-zone-ftz-7-mayaguez-puerto-rico-notification-of-proposed-production-activity-lilly-del

7 https://registrodecabilderos.pr.gov/Lobbyist/Details; https://senado.pr.gov/document_vault/lobbylist_registry/207/Reichard%20&%20Escalera,%20LLC.pdf

8 https://www.taxnotes.com/research/federal/other-documents/public-comments-on-regulations/biopharm-group-focuses-on-r%2526d-issues-in-ftc-regs/296kz

9 https://projects.propublica.org/represent/lobbying/r/300928555

10 https://projects.propublica.org/represent/lobbying/r/300937518

11 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947823000082/lly-20221231.htm, at 91.

12 https://www.ey.com/en_gl/tax-alerts/puerto-rico-enacts-legislation-allowing-companies-to-replace-4-excise-tax-on-foreign-corporations-with-new-possibly-creditable-tax-on-industrial-development-income

13 See, e.g., Peter Fritsch and Timothy Mapes, “Seedy Indonesian Saga: Monsanto Pays to Settle Allegations of Bribery, The Asian Wall Street Journal, Apr. 5, 2005

14 https://www.sec.gov/news/press-release/2012-2012-273htm

15 https://khn.org/news/article/public-opinion-prescription-drug-prices-democratic-plan/

16 Examples of astroturfing organizations used by pharmaceutical companies, directly or through their trade associations, include the Alliance for Patient Access (APA), Partnership for Safe Medicines (PSM), Partnership to Improve Patient Care (PIPC), Patients Rising (https://patientsforaffordabledrugs.org/the-hidden-hand/); Partnership to Fight Chronic Disease (https://rollcall.com/2021/09/30/nonprofit-linked-to-phrma-behind-ads-opposing-drug-pricing-changes/); Citizens Against Government Waste (https://prospect.org/power/astroturf-campaign-attacks-discount-drug-program-for-poor/); and Coalition Against Socialized Medicine (https://prospect.org/health/pharma-backed-astroturf-group-drug-prices/)

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

3

As of July 2021, Lilly was in the highest corporate donation bracket for JDRF,17 which funds Type 1 diabetes research and “advocate[s] for policies that accelerate access to new therapies.”18 People with Type 1 diabetes depend on insulin,19 and Lilly’s insulin products account for 13.5% of its revenues.20 JDRF’s “Insulin Access and Innovation” principles21 state that it is “vital that any adopted policy impacting drug pricing does not stymie innovation and the development of newer and better insulins.”22 Two of JDRF’s three 2021 advocacy priorities—the most recent available on its website—focus on innovation, including “[e]nsur[ing] United States regulatory policies provide clear and reasonable pathways for scientific research and therapy approvals.”23 Lilly’s 10-K describes aspects of the FDA’s drug approval process that could affect the Company’s financial results, including the process for approving biosimilar versions of insulin products.24

Lilly also supports the Alliance for Patient Access (“APA”), a 501(c)(4) or “social welfare” group that Lilly has joined as an associate member.25 All but one of APA’s 31 “Associate Members and Financial Supporters” are pharmaceutical or biotechnology companies.26 Although APA describes its mission as defending the primacy of the “physician-patient relationship”27 in treatment decision making, some of its activities involve pushing back against regulation.

For example, APA has highlighted the “dangers” of “bad drug” advertising—advertising that allegedly overemphasizes potential side effects—targeting newer and pricier classes of diabetes drugs. Lilly’s drug Trulicity falls into one of those classes. APA encouraged physicians to “support efforts to enhance regulations on ‘bad drug’ advertising by writing to their state legislators and members of Congress.”28 Such efforts could help Lilly, which received a letter from the FDA’s Office of Prescription Drug Promotion (“OPDP”) instructing Lilly to discontinue using a social media post that downplayed side effects and failed to note limitations on Trulicity’s use; the letter noted that the OPDP had communicated with Lilly four times about its promotion of the drug starting in 2014.29

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17 patientsforaffordabledrugs.org/wp-content/uploads/2023/06-28-21_P4AD_HiddenHandReport_V24.pdf, at 9

18 https://www.jdrf.org/

19 https://www.cdc.gov/diabetes/basics/what-is-type-1-diabetes.html

20 See https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947823000082/lly-20221231.htm, at 46 (adding Humalog, Humulin and Basaglar revenues, then dividing by 2022 total).

21 https://www.jdrf.org/impact/advocacy/insulin-access/

22 https://www.jdrf.org/impact/advocacy/insulin-access/

23 https://www.jdrf.org/impact/advocacy/agenda/

24 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947823000082/lly-20221231.htm, at 8, 13-16, 25-26

25 https://admin.allianceforpatientaccess.org/wp-content/uploads/2023/01/AfPADonorsDecember2022.pdf; https://allianceforpatientaccess.org/about

26 https://admin.allianceforpatientaccess.org/wp-content/uploads/2023/01/AfPADonorsDecember2022.pdf

27 See https://allianceforpatientaccess.org/about#membership

28 static1.squarespace.com/static/5adfaa0755b02c9316fa91b4/t/60522ec3414ef14cd0a59498/1615998660110/PPPH_Dr.+Lavernia+Q%26A_March+2021.pdf; see also static1.squarespace.com/static/5adfaa0755b02c9316fa91b4/t/609170b327854b67eb83cbbf/1620144308758/PPPH_ChloeOnePager_May2021.pdf

29 https://www.fda.gov/media/155627/download

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

4

APA’s lobbying and use of “patient access” language have spurred negative publicity. A 2019 article spotlighted APA’s ties to drug makers and its sponsorship of an advertisement opposing a proposal to lower drug prices.30 A Washington Post article on the advertisement called APA an example of an organization engaged in “astroturfing,” which is “activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”31 Botched astroturfing campaigns have embarrassed companies and even, in one example, led to fines for vendors executing the campaign.32

Corporate reputation can translate into financial consequences. A good reputation allows a company to hire and retain better talent, charge a premium for its product or service, and enjoy greater customer loyalty.33 Estimates peg the value of corporate reputation at over one-third of market capitalization34 —one estimate put it as high as 63%35—and research has found that reputation drives between three and 7.5% of annual revenues.36 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.37

For the reasons discussed above, we urge you to vote FOR Item #7 on Lilly’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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30 https://www.nbcwashington.com/news/national-international/alliance-for-patient-access-pharmaceutical-industry-lobby-drug-prices/87268/; https://apnews.com/article/politics-business-ap-top-news-donald-trump-north-america-7c8d0728c38345cd8dfc0fe1abd456ae

31 https://www.merriam-webster.com/dictionary/astroturfing

32 See https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf

33 https://hbr.org/2007/02/reputation-and-its-risks; https://ccsenet.org/journal/index.php/ijbm/article/download/10087/7199, at 201-202.

34 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

35 https://www.webershandwick.com/wp-content/uploads/2020/01/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf, at 13.

36 See https://instituteforpr.org/reputation/

37 www.reputationinstitute.com

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.